838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 22-448 February 11, 2022

Platinum Group Metals Ltd. Completes Purchase and
Cancellation of US $20 Million Convertible Notes

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") has completed the privately negotiated purchase and cancellation of the Company's US $20 million 6 7/8% Convertible Senior Subordinated Notes (the "Notes") due July 1, 2022 pursuant to the agreements previously announced on January 20, 2022.  On the purchase of the Notes, the Company issued to the holders, on a private placement basis, an aggregate of 11,793,509 Common Shares of the Company in consideration for the principal outstanding balance of the Notes, being a price of approximately US $1.695 per share.  The Company also paid accrued and unpaid interest on the Notes in cash.  The Company purchased US $12.0 million of the Notes from an affiliate of Kopernik Global Investors, LLC on February 4, 2022 and US $8.0 million of the Notes from affiliates of Franklin Templeton Investments ("Franklin") on February 10, 2022.

Franklin is a "related party" of the Company (as defined by Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101")) and the Company is relying on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves Franklin, exceeds 25 per cent of the Company's market capitalization calculated in accordance with MI 61-101. The Company did not file a material change report more than 21 days before the closing dates of the above transactions as it has negotiated the above transactions on an expedited basis.

The Common Shares issuable upon the purchase of the Notes have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act, and in Canada will be subject to a four-month restricted period from the issue date of the Common Shares.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., Japan Oil, Gas and Metals National Corporation and Hanwa Co. Ltd.

PLATINUM GROUP METALS LTD.	…2

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.